STATE OF DELAWARE
CERTIFICATE OF TRUST
OF
DIAMOND HILL SECURITIZED CREDIT FUND

This Certificate of Trust of Diamond Hill Securitized Credit Fund, a statutory trust that will be registered under the Investment Company Act of 1940, as amended, (the “Trust”), is being executed and filed in accordance with the provisions of the Delaware Statutory Trust Act (12 Del. Code § 3801 et seq.) and sets forth the following:

1. Name. The name of the Trust is Diamond Hill Securitized Credit Fund.

2. Registered Investment Company. Prior to or within 180 days following the first issuance of beneficial interests, the Trust will become a registered investment company under the Investment Company Act of 1940, as amended (15 U.S.C. § 80a-1 et seq.).

3. Registered Office and Registered Agent. The Trust has and shall maintain in the State of Delaware a registered office and a registered agent for service of process. The registered office of the Trust in the State of Delaware is:
The Corporation Trust Company
1209 Orange Street
Corporation Trust Center
Wilmington, Delaware 19801

4. Reservation of Rights. The business of the Trust will be managed in accordance with the Trust’s Agreement and Declaration of Trust. The trustees of the Trust, as set forth in its governing instrument, reserve the right to amend, alter, change, or repeal any provisions contained in the Agreement and Declaration of Trust, in the manner now or hereafter prescribed by statute.

5. Notice of Limitation of Liabilities of Series Pursuant to 12 Del. Code §3804(a).  Notice is hereby given that the Trust may consist of one or more series. The debts, liabilities, obligations, costs, charges, reserves and expenses incurred, contracted for or otherwise existing with respect to a particular series, whether such series is now authorized and existing pursuant to the governing instrument of the Trust or is hereafter authorized and existing pursuant to said governing instrument, shall be enforceable against the assets associated with such series only, and not against the assets of the Trust generally or any other series thereof, and, except as otherwise provided in the governing instrument of the Trust, none of the debts, liabilities, obligations, costs, charges, reserves and expenses incurred, contracted for or otherwise existing with respect to the Trust generally or any other series thereof shall be enforceable against the assets of such series.

6. Effective Date. This Certificate of Trust shall become effective immediately upon filing with the Office of the Secretary of State of the State of Delaware.

IN WITNESS WHEREOF, the undersigned, being the sole Trustee of the Trust, has duly executed this Certificate of Trust as of this 2nd day of May, 2024.

/s/Jo Ann Quinif
_______________________ Jo Ann Quinif, Sole Trustee